UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUPREME INDUSTRIES, INC.
(Name of Subject Company (Issuer))

REDHAWK ACQUISITION CORPORATION
(Offeror)
WABASH NATIONAL CORPORATION
(Parent of Offeror)
(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

CLASS A 868607102
CLASS B 868607300
(CUSIP Numbers of Class of Securities)

Richard J. Giromini
Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905
(765) 771-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Michael J. Silver, Esq.
William I. Intner, Esq.
Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, Maryland 21202

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$360,364,830	$41,766.28

*Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 15,503,763 shares of Class A common stock of Supreme Industries, Inc. (“Supreme”), par value $0.10 per share, and (ii) 1,656,467 shares of Class B common stock of Supreme, par value $0.10 per share , multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Supreme as of August 22, 2017.

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$41,766.28
Form or Registration No.:	Schedule TO
Filing Party:	Redhawk Acquisition Corporation and Wabash National Corporation
Date Filed:	August 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 22, 2017 (as amended by Amendment No. 1 filed on August 30, 2017, Amendment No. 2 filed on September 1, 2017, Amendment No. 3 filed September 7, 2017, the “Schedule TO”) in connection with the offer (the “Offer”) by Redhawk Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Wabash National Corporation, a Delaware corporation (“Wabash National”), to purchase all outstanding shares of (i) Class A common stock, par value $0.10 per share (the “Class A Shares”), and (ii) Class B common stock, par value $0.10 per share (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), of Supreme Industries, Inc., a Delaware corporation (“Supreme”), at a price of $21.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 4 is being filed on behalf of Purchaser and Wabash National.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to Section 10—“Source and Amount of Funds” of the Offer to Purchase:

“On September 15, 2017, Wabash National and certain subsidiary guarantors (the “Guarantors”) entered into a purchase agreement with Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the several initial purchasers named therein (the “Purchase Agreement”), to issue and sell $325 million in an aggregate principal amount of 5.50% Senior Notes due 2025 (the “Notes”) pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S under the Securities Act (the “Notes Offering”). The Purchase Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which Wabash National and the Guarantors, on the one hand, and the initial purchasers, on the other, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The closing of the Notes Offering is expected to occur on September 26, 2017, subject to customary closing conditions.

The Notes will be senior unsecured debt obligations of Wabash National, guaranteed by the Guarantors, and will be issued pursuant to an indenture among Wabash National, the Guarantors and Wells Fargo Bank, National Association, as trustee. Wabash National estimates that the net proceeds from the Notes Offering will be approximately $318.9 million after deducting the initial purchasers’ discounts and commissions and fees and expenses related to the Notes Offering. The proceeds of the Notes offering will be used to finance a portion of the funds required to complete the Offer and the Merger in lieu of borrowing under the Bridge Facility.

The description of the Purchase Agreement is a summary of, and is qualified in its entirety by, the terms of the Purchase Agreement, a copy of which is attached as Exhibit 10.1 to the Form 8-K filed by Wabash National with the SEC on September 15, 2017 and incorporated herein by reference.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to Section 15—“Certain Legal Matters—Legal Proceedings” of the Offer to Purchase:

“On September 15, 2017, in order to avoid the risk of the above referenced actions delaying or adversely affecting the Offer, to moot the claims asserted in the actions, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Supreme voluntarily supplemented its Schedule 14D-9 by making additional disclosures in Amendment No. 6 to the Schedule 14D-9. Amendment No. 6 to the Schedule 14D-9 should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. Nothing in Amendment No. 6 to the Schedule 14D-9 shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth therein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of exhibits:

(b)(2)	Purchase Agreement dated September 15, 2017, among Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the other initial purchasers named therein, Wabash National Corporation and the subsidiary guarantors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on September 15, 2017 (File No. 001-10883)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WABASH NATIONAL CORPORATION

Dated: September 15, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor Title: Senior Vice President and Chief Financial Officer

redhawk acquisition corporation

Dated: September 15, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor Title: Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(b)(2)	Purchase Agreement dated September 15, 2017, among Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the other initial purchasers named therein, Wabash National Corporation and the subsidiary guarantors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on September 15, 2017 (File No. 001-10883)).